PROSPECTUS SUPPLEMENT NO. 7	Filed Pursuant to Rule 424(b)(3)
(To the Prospectus dated August 9, 2024)	Registration No. 333-273820

Up to 33,894,518 Shares of Common Stock

Up to 21,874,907 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 13,249,907 Warrants to Purchase Common Stock

____________________________________

This prospectus supplement supplements the prospectus, dated August 9, 2024 (as amended or supplemented, the “prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-273820). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 21,874,907 shares of our common stock, $0.0001 par value per share (the “common stock”), which consists of (i) up to 6,266,667 shares of common stock that are issuable upon the exercise of warrants (the “Private Warrants”) originally issued in a private placement to Freedom Acquisition I, LLC (the “Sponsor”) in connection with the initial public offering of Freedom Acquisition I Corp. (“FACT”), (ii) up to 8,625,000 shares of common stock that are issuable upon the exercise of warrants (the “Public Warrants”) originally issued in the initial public offering of FACT, (iii) up to 716,668 shares of common stock that are issuable upon the exercise of warrants issued to certain selling securityholders in connection with conversion of working capital loans (the “Working Capital Warrants”) and (iv) up to 6,266,572 shares of common stock that are issuable upon the exercise of warrants issued to certain equity holders of Legacy Complete Solaria (as defined herein) received as consideration in connection with the exchange of their capital stock held in Legacy Complete Solaria (the “Merger Warrants” and together with the Private Warrants, Public Warrants and the Working Capital Warrants, the “Warrants”). We will receive the proceeds from any exercise of any Warrants for cash.

The prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 33,894,518 shares of common stock consisting of (a) up to 7,518,488 shares of common stock issued in connection with private placements pursuant to subscription agreements entered into on or around July 13, 2023, consisting of (1) 1,630,000 shares of common stock issued pursuant to private investment in public equity subscription agreements, issued at $10.00 per share, (2) 270,000 shares of common stock transferred to the selling securityholders by the Sponsor for no consideration and (3) 5,618,488 shares of common stock issued pursuant to forward purchase agreements issued at approximately $10.00 per share (collectively, the “PIPE Shares”), (b) up to 8,625,000 shares of common stock originally issued in a private placement to the Sponsor in connection with the initial public offering of FACT at a price of $0.003 per share, (c) up to 6,266,667 shares of common stock issuable upon exercise of the Private Warrants at an exercise price of $11.50 per share of common stock, (d) up to 4,501,123 shares of common stock pursuant to that certain Amended and Restated Registration Rights Agreement, July 18, 2023, between us and the selling securityholders granting such holders registration rights with respect to such shares originally issued at a price of $0.48 per share, (e) up to 716,668 shares of common stock that are issuable upon the exercise of the Working Capital Warrants at a price of $11.50 per share, and (f) up to 6,266,572 shares of common stock issuable upon exercise of the Merger Warrants at a price of $11.50 per share, and (ii) up to 13,249,907 Warrants consisting of (a) up to 6,266,667 Private Warrants, (b) up to 716,668 Working Capital Warrants and (c) up to 6,266,572 Merger Warrants. We will not receive any proceeds from the sale of shares of common stock or Warrants by the selling securityholders pursuant to the prospectus and this prospectus supplement.

The selling securityholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the shares of common stock or Warrants, except with respect to amounts received by us upon exercise of the Warrants. We believe the likelihood that warrant holders will exercise their Warrants and therefore the amount of cash proceeds that we would receive is dependent upon the trading price of our common stock. If the trading price for our common stock is less than $11.50 per share, we believe holders of Warrants will be unlikely to exercise these warrants. In addition, to the extent the Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease. The Private Warrants and Working Capital Warrants may be exercised for cash or on a “cashless basis.” The Public Warrants and the Merger Warrants may only be exercised for cash provided there is then an effective registration statement registering the shares of common stock issuable upon the exercise of such warrants. If there is not a then-effective registration statement, then such warrants may be exercised on a “cashless basis,” pursuant to an available exemption from registration under the Securities Act. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The selling securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of common stock or Warrants. See the section titled “Plan of Distribution.”

Our common stock and Warrants are listed on The Nasdaq Stock Market under the symbols “CSLR” and “CSLRW,” respectively. On September 30, 2024, the last reported sales price of our common stock was $2.81 per share and the last reported sales price of our Public Warrants was $0.2747 per warrant.

The number of shares of common stock being offered for resale in the prospectus and this prospectus supplement (the “Resale Securities”) exceeds the number of shares of common stock constituting our public float. The Resale Securities represent approximately 408.7% of our public float and approximately 46.6% of our outstanding shares of common stock as of July 16, 2024 (after giving effect to the issuance of shares of common stock upon exercise of the Warrants). The sale of the Resale Securities, or the perception that these sales could occur, could depress the market price of our common stock. Despite a decline in price, our selling securityholders may still experience a positive rate of return on the shares purchased by them due to the lower price per share at which such shares were purchased as referenced above. While these selling securityholders may, on average, experience a positive rate of return based on the current market price, public securityholders may not experience a similar rate of return on the common stock they purchased if there is such a decline in price and due to differences in the purchase prices and the current market price. For example, based on the closing price of $1.48 per share on July 1, 2024, the Sponsor and other selling securityholders may receive potential profits ranging from $1.00 per share up to $1.48 per share.

This prospectus supplement should be read in conjunction with the prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 6 of the prospectus, and under similar headings in any amendments or supplements to the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated October 2, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 30, 2024

Complete Solaria, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40117	93-2279786
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

45700 Northport Loop East, Fremont, CA	94538
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (510) 270-2507

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	CSLR	The Nasdaq Global Market

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	CSLRW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed, on August 5, 2024, Complete Solaria, Inc., a Delaware corporation (the “Company”, “we” and “us”), entered into an Asset Purchase Agreement (the “APA”) among the Company, SunPower Corporation (“SunPower”) and the direct and indirect subsidiaries of SunPower (the “Debtors”) providing for the sale and purchase of certain assets relating to the Debtor’s Blue Raven Solar business and certain assets relating to the new homes business and non-installing dealer network previously operated by the Debtors (the “Acquired Assets”).

In connection with the closing of the transactions under the APA, on September 30, 2024, the Company, SunPower and the other Debtors entered into a Transition Services Agreement (the “TSA”) pursuant to which SunPower shall use commercially reasonable efforts to perform specified forward transition services relating to the Acquired Assets for the period set forth in the TSA. Additionally, during such transition services period, the Company shall use commercially reasonable efforts to perform specified reverse transition services to SunPower.

As consideration for the forward transition services provided by SunPower and the other Debtors, the Company will pay (a) specified license renewal and transfer fees, software license costs, employee costs, costs associated with insurance coverage, costs associated with banking services, certain facility costs, and certain other costs specified in the TSA, plus (b) all actual or necessary costs and out-of-pocket expenses incurred by SunPower in connection with the provision of the transition services, including for time spent by SunPower personnel and contractors in performing the forward transition services, plus (c) any additional license fees, consent costs, temporary right-of-use fees, royalties, or other amounts payable to any third party that may be necessary for SunPower and the other Debtors to provide the forward transition services. The Company will not receive any fees or remuneration for the reverse transition services provided by the Company to SunPower and the other Debtors.

The foregoing description of the TSA does not purport to be complete and is qualified in its entirety by the full text of the TSA, a copy of which is attached hereto as Exhibit 10.1, and is incorporated herein by reference.

Item 2.01. Completion of Acquisition or Disposition of Assets.

As previously disclosed, on August 5, 2024, the Company entered into the APA with SunPower and the other Debtors providing for the sale and purchase of the Acquired Assets. Under the APA, the Company agreed, subject to the terms and conditions of the APA, to acquire the Acquired Assets and assume the Assumed Liabilities (each as defined in the APA) from the Debtors for $45,000,000 in cash at the closing of the transaction, including a deposit of $4,500,000 that was previously paid into an escrow account by the Company.

At a hearing held on September 23, 2024, the United States Court for the District of Delaware approved the sale of the Acquired Assets and the transactions under the APA. The sale of the Acquired Assets and other transactions under the APA closed on September 30, 2024.

As previously disclosed, the Company issued and sold 7.00% Convertible Senior Notes due 2029 (the “Notes”), the proceeds of which are to be used to pay the purchase price payable under the APA and for general corporate purposes, including but not limited to working capital. Thurman J. Rodgers, the Company’s Chief Executive Officer and a director of the Company, purchased $8,000,000 of the Notes. The remaining $72,000,000 of the Notes issued or issuable by the Company were purchased or are issuable to investment funds and high net worth individuals who do not have material relationships with the Company.

Item 7.01. Regulation FD Disclosure.

The Company posted to its website, completesolaria.com, information provided to certain purchasers of the Notes dated September 30, 2024 (the “Presentation”). A copy of the Presentation can be viewed at the Company’s website by first selecting “Investors,” then “News & Events,” then “Presentations.”

All statements in the Presentation, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. See the Company’s Annual Report on Form 10-K filed on April 1, 2024, the Company’s Quarterly Reports on Form 10-Q and the Company’s other filings with the SEC for a discussion of other risks and uncertainties. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In accordance with General Instruction B.2 of Form 8-K, the information furnished under this Item 7.01 of this Current Report on Form 8-K and the exhibit attached hereto is deemed to be “furnished” and shall not be deemed “filed” for the purpose of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall such information and exhibit be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act.

Item 9.01. Financial Statements and Exhibits

(a) Financial statements of business acquired.

The financial statements required by this item are not available at this time and will be filed no later than 71 days after October 4, 2024, the date that this initial report on Form 8-K was due to be filed.

(b) Pro forma financial information.

The pro forma financial information required by this item are not available at this time and will be filed no later than 71 days after October 4, 2024, the date that this initial report on Form 8-K was due to be filed.

(d) Exhibits.

Exhibit Number	Description
10.1	Transition Services Agreement dated September 30, 2024 among Complete Solaria, Inc., SunPower Corporation and the other parties thereto*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Pursuant to Item 601(b)(2) of Regulation S-K, the schedules to the Transition Services Agreement (identified therein) have been omitted from this Report and will be furnished supplementally to the Securities and Exchange Commission upon request by the Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Complete Solaria, Inc.

Dated: October 1, 2024

	By:	/s/ Thurman J. Rodgers
Thurman J. Rodgers
Chief Executive Officer

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